Filed by: Trigon Healthcare, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-6
                                    of the Securities and Exchange Act of 1934

                                      Subject Company: Trigon Healthcare, Inc.
                                             Commission File Number: 001-12617


The following Transition Update was first posted on Trigon's intranet system on July 2, 2002.


THE TRANSITION UPDATE
NO. 8, JULY 2, 2002

In This Issue:

o     Transition team updates
o     Questions and answers
o     Give us your feedback

TRANSITION TEAM UPDATES

FINANCE TRANSITION TEAM UPDATE
The Finance Transition Team continues to determine how the functions of the two companies will work together after the merger. That work has resulted in decisions to keep some functions at Trigon and to consolidate others into Anthem's corporate organization.

The following decisions, approved by the Executive Steering Committee, will take effect as outlined below:

Accounts payable functions and responsibilities will be assumed by the Anthem centralized disbursements area, under the leadership of Bob Schneider, vice president of finance and controller. The accounts payable functions will transfer to Anthem effective Jan. 1, 2003.

The decision also has been made to move to Anthem's PeopleSoft general ledger system effective Jan. 1, 2004.

Effective with the merger, the overall responsibility for Risk Management will be assumed by Anthem's Risk Management under the leadership of Cindy Miller, vice president and chief actuary. Maggie Crye will remain in Richmond and report to Anthem's corporate risk manager.

We are informing employees of decisions as soon as they are made by the Transition Teams and Executive Steering Committee to give people as much advance notice as possible. However, we very much want affected employees to remain with Trigon through the transition, as their continued contributions will be instrumental in the successful consolidation of these corporate functions.

Trigon and Anthem are committed to help affected employees in every way possible during the transition period. Eligible full-time employees will be offered separation pay and job search assistance in accordance with the terms of the applicable plans. In addition, we will give preferred consideration to qualified employees when filling positions elsewhere in the company.


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The Transition Update will continue to keep you informed as decisions are made by this and other teams.

LEVERAGING PURCHASING POWER

Following the proposed merger of Anthem and Trigon, the combined companies will form the fifth-largest health care company in the nation. That size will carry significant purchasing strength.

According to Michael Kushner, vice president of fulfillment services for Trigon, the combined companies expect to realize significant savings in the areas of temporary service contracting, office supplies, paper, copier services, printing services and printed materials, furniture, records management and destruction, and travel expenditures.

"There's strength in numbers, especially when it comes to purchasing power," Kushner said. "We look forward to leveraging that strength in the marketplace."

Over time we will also be able to leverage our buying power as we renew some of our administrative and medical management licenses.

QUESTIONS & ANSWERS

An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

We are receiving excellent questions from Trigon employees about how the proposed merger with Anthem Inc. will affect employee benefit programs. However, at this time we are unable to answer many of them, as transition planning still is under way.

As in past years, we will evaluate our benefits to ensure we offer a competitive benefit package to employees in 2003. Trigon employees will remain on a "Trigon" benefit plan for 2003. As previously stated, in 2004 all Anthem associates, including those at Trigon, will be offered comparable benefits.

Once our analysis is completed, and a definitive plan is recommended and approved, we will communicate more detailed provisions of post-merger employee benefits.

Your questions are welcome, as every phase of our benefits plan will be reviewed in anticipation of the planned merger. We may not be able to provide a detailed response, but your questions will help us to be aware of your concerns and suggestions.

Q. ANTHEM HAS RECEIVED CLEARANCE FROM FEDERAL TRADE COMMISSION FOR THE PROPOSED MERGER. WHAT ABOUT THE VIRGINIA BUREAU OF INSURANCE? HAVE THEY GIVEN APPROVAL TO THE MERGER?


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A. The Virginia Bureau of Insurance public hearing is set for Wednesday, July
10, 2002, at 10 a.m. in the SCC's courtroom on the second floor of the Tyler Building, 1300 East Main Street, in downtown Richmond.
Last month, Anthem filed a Form A with the Virginia State Corporation Commission (SCC), Bureau of Insurance, to request the Commission's approval of the proposed merger with Trigon. The Commission must approve the change in control of Trigon's five Virginia-domiciled insurance companies and health maintenance organizations -- Trigon Blue Cross Blue Shield (Trigon Insurance Co.), Trigon Health and Life Insurance Co., HealthKeepers Inc., Peninsula Health Care Inc. and Priority Health Care Inc. -- in connection with Trigon's proposed merger with Anthem. This is one of the regulatory approvals required to complete the merger.

The Transition Update will keep you posted on this process.

Q. I UNDERSTAND THAT SOMETIMES A COMPANY'S STOCK WILL SPLIT WHEN IT GETS TO A CERTAIN PRICE. SHOULD WE EXPECT TRIGON STOCK TO SPLIT?
A. No. Trigon has no plans for a stock split. After the merger is complete, each outstanding share of Trigon Class A common stock will be exchanged for $30 in cash, without interest, plus 1.062 shares of Anthem common stock.

Q. BECAUSE PENINSULA HEALTH CARE INC. IS A JOINT VENTURE WITH RIVERSIDE HEALTH SYSTEMS, HOW WILL THE MERGER AFFECT/IMPACT THIS JOINT VENTURE AND THE EMPLOYEES?
A. Peninsula Health Care Inc. will be relatively unaffected by the merger; Peninsula employees are not directly employed by Trigon.

Q. IN A PREVIOUS TRANSITION UPDATE, I BELIEVE IT WAS STATED THAT EMPLOYEES SHOULD NOT TALK ABOUT THE MERGER. I WOULD LIKE TO GET CLARIFICATION -- WHAT DOES THAT MEAN?
A. Anthem's registration statement on Form S-4, which included the joint proxy statement/prospectus, was filed with the Securities and Exchange Commission on June 7 and was first mailed to all Trigon and Anthem shareholders on or about June 12. Nevertheless, it still is important that everyone be extremely careful not to communicate any information relating to the merger.

Trigon and Anthem associates should, of course, go about their jobs as usual. It's fine to answer questions from members and providers as they relate to doing the day-to-day business of the company. Associates who receive questions from members or providers about the merger should refer to the talking points and list of questions and answers that were distributed at the time the merger was announced. Internal communication relating to transition planning should be limited to communication within those teams only. Speculation about the merger or statements of value about the merger, whether written or oral, should be avoided.

If you have the opportunity to work with one of the transition teams, your work must remain confidential until formal communication is made. Many ideas will be discussed during transition planning. Some will be adopted, and others will not. Discussing potential initiatives before they are approved and announced, even in informal conversations, could have an unintended impact on your colleagues or the business.

Transition team initiatives will be announced after approval is given by the Executive Steering Committee. Of course, appropriate internal communication within transition planning teams is fine.

Any written communications still must be approved by corporate communications. If you have additional questions regarding appropriate communication during the transition process, Trigon associates should contact Beth Laws and Anthem associates should contact Monica Kendrick.

Q WITH PAYROLL MOVING TO ANTHEM IN JANUARY, WILL WE STILL HAVE DIRECT DEPOSIT?
A. Anthem encourages all associates to use direct deposit for their paychecks at the financial institutions of their choice. Associates may divide their deposits among up to four accounts.

What would you like to know about the transition? Click here if you have questions.


GIVE US YOUR FEEDBACK

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.